UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

CombiMatrix Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

20009T303
(CUSIP Number)

January 22, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20009T303
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hamilton, Edward Arthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 600,149
	6	SHARED VOTING POWER 1,128,308 (1)
	7	SOLE DISPOSITIVE POWER 600,149
	8	SHARED DISPOSITIVE POWER 1,128,308 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,457 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.63% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)  These shares are jointly held by Mr. Hamilton and his spouse, the other person reporting on this statement, with whom Mr. Hamilton shares voting and dispositive power over the shares.

 (2)  The number of shares reflected on this line represents the number of shares owned by Mr. Hamilton as of the date of filing of this statement, April 24, 2015. On January 22, 2015, Mr. Hamilton beneficially owned 687,070 shares, or 5.42%, of the issuer’s outstanding common stock.

(3)  Based upon 12,680,927 shares of the issuer’s common stock issued and outstanding as of March 9, 2015 (the number of shares reported on the issuer’s Form 10-K for its fiscal quarter ended December 31, 2014).

CUSIP No. 20009T303
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hamilton, Monica
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,128,308 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,128,308 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,308 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.90% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)  These shares are jointly held by Ms. Hamilton and her spouse, the other person reporting on this statement, with whom Ms. Hamilton shares voting and dispositive power over the shares.

(2)  The number of shares reflected on this line represents the number of shares owned by Ms. Hamilton as of the date of filing of this statement, April 24, 2015. On February 11, 2015, Ms. Hamilton held, jointly with Mr. Hamilton, 643,156 shares, or 5.07% of the issuer’s outstanding common stock.

(2)  Based upon 12,680,927 shares of the issuer’s common stock issued and outstanding as of March 9, 2015 (the number of shares reported on the issuer’s Form 10-K for its fiscal quarter ended December 31, 2014.

Item 1(a).	Name of Issuer:

CombiMatrix Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

310 Goddard, Suite 150 Irvine, CA 92618

Item 2(a).	Name of Person Filing:

Edward Arthur Hamilton and Monica Hamilton

Item 2(b).	Address of Principal Business Office or, if none, Residence:

5925 Carnegie Blvd., Suite 200 Charlotte, NC 28210

Item 2(c).	Citizenship:

Edward Arthur Hamilton – United States of America
Monica Hamilton – United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number: 20009T303

Item 3.

Not applicable.

Item 4.	Ownership.

(A)	Edward Arthur Hamilton

	(a)	Amount Beneficially Owned:		1,728,457
	(b)	Percent of Class:		13.63% (1)
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	600,149
		(ii)	shared power to vote or to direct the vote:	1,128,308 (2)
		(iii)	sole power to dispose or to direct the disposition of:	600,149
		(iv)	shared power to dispose or to direct the disposition of:	1,128,308 (2)

(B)	Monica Hamilton

	(a)	Amount Beneficially Owned:		1,128,308
	(b)	Percent of Class:		8.90% (1)
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	1,128,308 (3)
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	1,128,308 (3)

(1)           Based upon 12,680,927 shares of the issuer’s common stock issued and outstanding as of March 9, 2015 (the number of shares reported on the issuer’s Form 10-K for its fiscal quarter ended December 31, 2014).

(2)           These shares are jointly held by Mr. Hamilton and his spouse, the other person reporting on this statement, with whom Mr. Hamilton shares voting and dispositive power over the shares.

(3)           These shares are jointly held by Ms. Hamilton and her spouse, the other person reporting on this statement, with whom Ms. Hamilton shares voting and dispositive power over the shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015

/s/ Edward Arthur Hamilton
Edward Arthur Hamilton

/s/ Monica Hamilton
Monica Hamilton

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: April 24, 2015

By:	/s/ Edward Arthur Hamilton
Edward Arthur Hamilton

By:	/s/ Monica Hamilton
Monica Hamilton